UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

(Mark One)
☒    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the year ended December 31, 2020
OR
☐    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 001-14077

A.    Full title of the plan and the address of the plan, if different from that of the issuer named below:
WILLIAMS-SONOMA, INC.
401(k) PLAN
B.    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
WILLIAMS-SONOMA, INC.
3250 Van Ness Avenue
San Francisco, CA 94109
(415) 421-7900

WILLIAMS-SONOMA, INC. 401(K) PLAN
Employer ID No: 94-2203880
Plan Number: 001
Financial Statements as of December 31, 2020 and 2019 and for
the Year Ended December 31, 2020,
Supplemental Schedules as of December 31, 2020
and Report of Independent Registered Public Accounting Firm

WILLIAMS-SONOMA, INC. 401(K) PLAN

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Administrative Committee and Participants of
Williams-Sonoma, Inc. 401(k) Plan
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the Williams-Sonoma, Inc. 401(k) Plan (the “Plan”) as of December 31, 2020 and 2019, the related statement of changes in net assets available for benefits for the year ended December 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2020 and 2019, and the changes in net assets available for benefits for the year ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities law and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Report on Supplemental Schedule
The supplemental schedules of (1) assets (held at end of year) as of December 31, 2020, and (2) delinquent participant contributions for the year ended December 31, 2020 have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedules are the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in compliance with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ DELOITTE & TOUCHE LLP

San Francisco, California
June 28, 2021
We have served as the auditor of the Plan since at least 1991; however, an earlier year could not be reliably determined.

WILLIAMS-SONOMA, INC. 401(K) PLAN
Statements of Net Assets Available for Benefits
As of December 31, 2020 and 2019

	2020	2019
Assets
Cash	$—	$1,349
Investments, at fair value:
Mutual funds	202,095,986	171,839,623
Williams-Sonoma, Inc. Stock Fund	81,901,831	69,088,760
Collective common trust funds:
Schwab Managed Retirement Trust Funds	123,504,564	105,165,663
Wells Fargo Synthetic Stable Fund	21,236,751	—
Rothschild U.S. Small/Mid-Cap Core Fund	17,154,239	17,264,116
State Street Global All Cap Equity U.S. Index Fund	8,330,587	6,220,534
Galliard Retirement Income Fund	—	18,402,240
Schwab Personal Choice Retirement Account	6,796,922	3,259,993
Total investments at fair value	461,020,880	391,240,929
Employee contributions receivable	1,163,738	889,418
Employer contributions receivable	4,634,537	3,955,399
Loans receivable from participants	5,965,040	6,386,107
Accrued interest on loans receivable from participants	47,186	37,280
Total assets	$472,831,381	$402,510,482
Liabilities
Excess contributions payable	$(384)	$—
Total liabilities	(384)	—
NET ASSETS AVAILABLE FOR BENEFITS	$472,830,997	$402,510,482
See notes to financial statements.

WILLIAMS-SONOMA, INC. 401(K) PLAN
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2020

2020
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Contributions:
Employee	$31,914,394
Employer, net of forfeitures	8,829,655
Total contributions	40,744,049

Investment income (loss):
Net appreciation (depreciation) in investments	74,884,681
Interest	475,710
Dividends	1,620,640
Total investment income (loss)	76,981,031

Interest income on loans receivable from participants	319,871

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Benefit payments to participants	47,106,841
Participant paid administrative expenses	382,037
Administrative expenses paid from forfeitures	235,558
Total deductions	47,724,436

Net increase (decrease)	70,320,515

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	402,510,482
End of year	$472,830,997
See notes to financial statements.

WILLIAMS-SONOMA, INC. 401(K) PLAN
Notes to Financial Statements

1. DESCRIPTION OF PLAN
The following description of the Williams-Sonoma, Inc. 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan provisions.
General – The Plan is a defined contribution plan covering eligible salaried and hourly associates and was created to provide savings opportunities to the associates of Williams-Sonoma, Inc. (the “Company”). The Board of Directors of the Company has appointed the Administrative Committee of the Plan to control and manage the operation and administration of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”) and is intended to be qualified under Internal Revenue Code Sections 401(a), 401(k), 401(m), and 4975(e)(7).
Plan Amendments – Prior to February 4, 2020, the Plan permitted highly compensated employees to make salary deferral contributions up to 7% of their eligible compensation each pay period. Effective February 4, 2020, the Plan was amended to permit all eligible employees to make salary deferral contributions up to 75% of their eligible compensation each pay period, subject to the maximum salary deferral contributions allowed under federal income tax rules.
Contributions – The Plan allows participants to defer a portion of their pre-tax or after-tax (Roth) income and have such amounts paid into the Plan. Associates who are at least 21 years old may participate as soon as administratively practicable (approximately 30 days) after their date of hire. Effective February 4, 2020, the Plan permits all eligible employees to make elective deferral contributions up to 75% of their eligible compensation (base salary, hourly wages and overtime) each pay period subject to the maximum salary deferral contributions allowed under federal income tax rules. Participants who reach age 50 by the end of a calendar year and make the maximum deferrals into the Plan can make additional catch-up contributions. Participants are also allowed to rollover to the Plan certain pre-tax or after-tax distributions from other qualified plans and arrangements. During 2020, federal income tax rules limited participants’ maximum annual salary deferral contributions to $19,500, and catch-up contributions to $6,500. During 2019, federal income tax rules limited participants’ maximum annual salary deferral contributions to $19,000, and catch-up contributions to $6,000.
The Company’s matching contribution is equal to 50% of each participant’s eligible salary deferral contribution each pay period, taking into account only those contributions that do not exceed 6% of the participant’s eligible pay. Each participant’s matching contribution is earned on a semi-annual basis for those employees that are employed with the Company on June 30th or December 31st of the year in which the eligible deferrals are made. Full-time associate must complete one year of service, and in addition to the one-year service requirement, part-time, casual and seasonal associates must complete 1,000 hours of service during their first year or any calendar year thereafter, prior to receiving company matching contributions. The Company does not match participants’ rollover and catch-up contributions. The matching contributions are subject to the vesting provisions of the Plan document as described below.
Participant accounts – The Plan maintains individual accounts for participants. Each participant’s account includes their contributions and withdrawals, the Company’s matching contributions and an allocation of Plan earnings and losses, which are based upon participant earnings or account balances, as defined in the Plan document. Participants can transfer their contributions freely between funds at any time and still qualify for the Company’s matching contribution. The benefit to which a participant is entitled is their vested account balance.
Investments – Participants direct the investment of their contributions into various investment options offered by the Plan. Company matching contributions are invested in the same funds as the participant’s elective deferral contributions. The investment options available to participants as of December 31, 2020 were as follows:
•    Schwab S&P 500 Index Fund – a large cap equity fund invested in stocks of the 500 large U.S. companies whose results are included in the S&P 500 average.
•    T. Rowe Price Institutional Large Cap Growth Fund – a large cap value fund invested in stocks of large cap U.S. growth companies.
•    Dodge & Cox Stock Fund – a large cap value fund invested in stocks of large, mature U.S. companies.
•    Metropolitan West Total Return Bond Fund – a bond fund invested primarily in investment grade fixed income securities.
•    Hartford International Opportunities Class R6 Fund – a foreign stock fund invested primarily in stocks of large, non-U.S. international companies.

•    Vanguard Total Bond Market Index Fund Institutional Shares– a bond fund invested primarily in investment grade fixed income securities.
•    Vanguard Extended Market Index Fund Institutional Shares – a fund invested primarily in equity securities of small and medium capitalization companies. This investment option is new as of 2020.
•    Williams-Sonoma, Inc. Stock Fund – consists of Williams-Sonoma, Inc. common stock and interest-bearing cash.
•    Schwab Managed Retirement Trust Funds – these collective common trust funds are invested in a diversified portfolio of assets such as stocks, bonds and cash equivalents, and asset allocations are adjusted over time to gradually become more conservative as the participant approaches retirement age. These funds are designated by target retirement year, beginning in 2015 and through 2060, in five year increments. The funds are designed to provide a single investment solution that is adjusted over time to meet participants’ changing risks and return objectives as they near retirement.
•    Schwab Managed Retirement Trust Income Fund – a collective common trust fund that is diversified among stocks, bonds and cash equivalents. The fund follows a conservative asset allocation strategy that does not change over time.
•    Wells Fargo Synthetic Stable Value Fund – a collective common trust fund invested in guaranteed investment contracts and security-backed contracts. This investment option is new as of 2020.
•    Rothschild U.S. Small/Mid-Cap Core Fund – a collective investment trust invested primarily in equity securities of small and medium capitalization companies.
•    State Street Global All Cap Equity U.S. Index Fund – a collective investment trust invested primarily in equity securities of large, non-U.S. international companies.
•    Schwab Personal Choice Retirement Account – a self-directed brokerage account invested in interest-bearing cash, common stock, mutual funds, exchange-traded funds, and unit investment trusts not otherwise offered as investment options under the Plan.
Loans receivable from participants – Participants who are employed full-time or part-time by the Company are allowed to borrow from their individual account up to 50% of their vested account balance, from a minimum loan of $1,000 up to a maximum loan of $50,000 (reduced for any loans outstanding in the previous year). A participant may have only one loan from the Plan outstanding at any given time. The loans receivable are secured by the vested balance in the participant’s account and bear interest at a fixed rate equal to 1% plus the prime lending rate as published by the Wall Street Journal at the beginning of the calendar month in which the loan is initiated. Loans receivable are stated at their unpaid principal balance plus any accrued interest. Principal and interest are required to be repaid ratably through regular payroll deductions for up to five years, unless the loan is to acquire a participant’s principal residence, in which case the maximum term of the loan is fifteen years. If a participant leaves the Company, any unpaid loans receivable must be paid in full on the participants’ last day of employment. If the participant does not repay the loan as required, the outstanding balance of the loan is treated as a taxable distribution from the Plan. As of December 31, 2020, participant loans have maturities through 2035 at interest rates ranging from 4.25% to 9.00%.

On March 27, 2020, the Coronavirus Aid Relief and Economic Security, or CARES Act, was passed into law. The CARES Act provided immediate and temporary relief for eligible Plan participants impacted by the coronavirus (COVID-19) with respect to loans. Under the CARES Act, the limitation on loans was increased to the lesser of $100,000 or 100% of eligible participant’s vested account balance, and loan payments and the loan repayment due dates may be delayed for up to one year. Both of these provisions were added to the Plan on April 15, 2020 and expired on December 31, 2020.
Vesting – Participants are immediately 100% vested in their elective deferral contributions, rollover contributions, catch-up contributions and any earnings attributable thereto. For the first five years of the participant’s employment, all matching contributions and any earnings attributable thereto vest at the rate of 20% per year of service, measuring service from the participant’s hire date. Thereafter, all matching contributions and any earnings attributable thereto vest immediately. In addition, Company matching contributions become 100% vested upon a participant’s death, attainment of age 65 or total and permanent disability, in each case while still employed with the Company.
Forfeitures – When a participant terminates employment prior to full vesting and takes a full distribution of the vested portion, any unvested Company matching contributions and earnings attributable thereto are immediately forfeited (subject to restoration if the participant returns to employment with the Company before incurring a five-year break in service). When a participant terminates employment prior to full vesting and defers distribution from the Plan, the unvested portion of the Company matching contributions and earnings attributable thereto remain in the Plan (except if the participant’s vested balance is $5,000 or less following separation, at which time all unvested amounts are immediately forfeited) until the participant reaches a five-year break in service, at which time the unvested contributions and any attributable earnings thereto are forfeited. These forfeited amounts may be used to reduce future Company matching contributions, pay the Plan’s administrative expenses, or fund the restoration of forfeited amounts. At

December 31, 2020 and 2019, forfeited unvested accounts totaled $571,975 and $463,015, respectively. During 2020, employer contributions were reduced by $10,217 and administrative expenses of $235,558 were paid from forfeited unvested accounts.

Payment of benefits – Benefits are payable upon termination of employment, hardship, death, disability, retirement or attainment of at least age 59 1/2. A participant is not required to take the distributions until after the participant both separates from the Company and attains age 70 1/2, except if the participant’s vested account balance is $5,000 or less following separation, in which case the Plan will issue the participant a full distribution. Distribution of a participant’s benefits may be made in cash and are recorded when paid.

Under the CARES Act, the 10% early withdrawal penalty was waived for “coronavirus-related distributions” of up to $100,000. The 20% withholding requirement on these distributions did not apply and participants have the option to pay the distribution back to a retirement plan within three years. These provisions were added to the Plan on April 15, 2020 and expired on December 31, 2020.
Plan termination – The Company has no intention at this time to terminate the Plan, but retains the authority to amend or terminate the Plan at any time for any reason. In the event of Plan termination, participants’ accounts become fully vested. Net assets of the Plan are applied for the exclusive benefit of the participants.

Plan administrative and investment expenses – Certain administrative expenses are paid by the Plan, as permitted by the Plan document. Participants pay administrative costs for loans, distributions and qualified domestic relation orders. All other administrative expenses are paid by the Company.
2. SUMMARY OF ACCOUNTING POLICIES
Basis of accounting – The financial statements of the Plan are prepared on the accrual basis of accounting, and in conformity with accounting principles generally accepted in the United States of America (GAAP).
Use of estimates – The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Risks and uncertainties – The Plan invests in various securities including Williams-Sonoma, Inc. common stock, mutual funds and collective common trust funds. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect the value of the participants’ account balances and the amounts reported in the financial statements. At December 31, 2020 and 2019, investments in the Company’s common stock was $81,901,831 and $69,088,760, respectively. This investment represents 17.77% and 17.66% of total investments at December 31, 2020 and 2019, respectively. A significant decline in the market value of the Company’s common stock would significantly affect the net assets available for benefits. Additionally, the continuing effects of COVID-19 could impact economic conditions depending on the scope and duration of the pandemic.
Purchases and sales – Purchases and sales of securities are recorded on a trade-date basis.
Cash – Cash represents amounts temporarily held due to the timing of investment transactions occurring near year-end.
Investments – The Plan’s investments are stated at fair value. The fair value of investments in the Williams-Sonoma, Inc. Stock Fund and mutual funds is based on publicly quoted market prices. The fair value of investments in collective common trust funds is based on the quoted net asset value of shares held by the Plan. The fair value of investments in the self-directed brokerage accounts is based on the values of underlying investments which include interest-bearing cash, common stock, mutual funds, exchange-traded funds and unit investment trusts. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.
Management fees and operating expenses charged to the Plan for investments are deducted from income earned on a daily basis and are reflected as a reduction of the investment value for such investments.
There are no redemption restrictions for the Plan’s investments.

Benefits payable – As of December 31, 2020 and 2019, the following amounts were due to participants who had withdrawn from participation in the Plan:

	2020	2019
Deferred benefits payable	$158,975,749	$136,027,094
Benefits payable	210,078	172,795
Total	$159,185,827	$136,199,889
Deferred benefits payable represent vested account balances greater than $5,000 payable to all terminated Plan participants who have elected to defer distribution of their account balances. Benefits payable represent vested account balances of $5,000 or less which will be paid to participants in the coming year. Benefit payments to participants are recorded upon distribution.
Interest – Interest income is recorded on the accrual basis.

Dividends – Dividends represent amounts paid on shares held in the Williams-Sonoma, Inc. Stock Fund which is determined based on shares held as of the record date and recorded on the ex-dividend date. Participants may elect to receive a payout or have their dividends reinvested into the fund.

Excess contributions payable – The Plan is required to return contributions received during the Plan year in excess of the limits imposed by federal income tax rules.
New accounting pronouncements – In August 2018, the Financial Accounting Standards Board issued Accounting Standards Update (“ASU”) 2018-13, Fair Value Measurement (Topic 820) – Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement, which amends certain disclosure requirements of ASC 820, effective for the Plan beginning the first day of 2020. The ASU removes the requirement to disclose the amount of and reasons for transfers between level 1 and level 2 of the fair value hierarchy as well as the policy for timing of transfers between levels. The adoption of this ASU did not significantly impact the Plan’s financial statements.

Subsequent events – Plan management has evaluated the impact of events that have occurred subsequent to December 31, 2020, through the date the Plan’s financial statements were filed with the SEC. Based on this evaluation, no events were required to be recognized or disclosed.
3. FAIR VALUE MEASUREMENTS
The Plan accounts for the fair value of its assets and liabilities using the fair value hierarchy established by the Financial Accounting Standards Board Accounting Standard Codification 820, Fair Value Measurement, which defines three levels of inputs that may be used to measure fair value, as follows:
•    Level 1: inputs which include quoted prices in active markets for identical assets or liabilities;
•    Level 2: inputs which include observable inputs other than Level 1 inputs, such as quoted prices in active markets for similar assets or liabilities; quoted prices for identical or similar assets or liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the asset or liability; and
•    Level 3: inputs which include unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the underlying asset or liability
The Plan has classified the inputs used to measure the fair values of the Williams-Sonoma, Inc. Stock Fund, Schwab Personal Choice Retirement Account and mutual funds as Level 1. The Williams-Sonoma, Inc. Stock Fund is a unitized fund which invests in Williams-Sonoma, Inc. common stock (valued at the closing price as reported on the New York Stock Exchange) in addition to short-term investments primarily being interest-bearing cash (valued at fair value based on their outstanding balances) which provides liquid assets to allow for the daily processing of transfers, loans, and withdrawals. The value of a unit in a unitized stock fund is based on the Net Asset Value (NAV), which is the value of the underlying common stock and cash held by the fund, divided by the number of units outstanding. Therefore, the NAV of the fund, or “unit price”, will be slightly different from the closing price as reported on the active market. The individual assets of the stock fund are considered separately as individual investments for accounting, auditing, and financial statement reporting purposes. The Schwab Personal Choice Retirement Account is a self-directed brokerage account comprised of interest-bearing cash, common stock, mutual funds, exchange-traded funds and unit investment trusts, all of which are valued at the closing price reported in the active market in which the securities are traded. Mutual funds are valued at the daily closing price as reported by the fund, which represents the NAV of shares held by the Plan. These funds are required to publish their daily NAV and to transact at that price, and are deemed to be actively traded.

Collective common trust funds are valued using the net asset value provided by the trustee as a practical expedient, and are therefore not classified within the fair value hierarchy. The net asset value is based on the value of the underlying assets held by the fund, less its liabilities. This practical expedient is not used when it is deemed probable that the fund will sell the investment for an amount different than the reported net asset value.
The following table is presented by level within the fair value hierarchy and provides a summary of the Plan’s investments measured at fair value on a recurring basis as of December 31, 2020 and 2019. Significant transfers between levels within the fair value hierarchy are recognized as they occur. During 2020 and 2019, there were no transfers between Level 1, 2 or 3 categories.
Investments measured at fair value as of December 31, 2020 and December 31, 2019 were:

	Pricing Category	2020	2019
Mutual funds	Level 1	$202,095,986	$171,839,623
Williams-Sonoma, Inc. Stock Fund	Level 1	81,901,831	69,088,760
Schwab Personal Choice Retirement Account	Level 1	6,796,922	3,259,993
Total investments classified within the fair value hierarchy		290,794,739	244,188,376
Investments measured at net asset value[1]		170,226,141	147,052,553
Total investments measured at fair value		$461,020,880	$391,240,929

1     These investments are measured at fair value using net asset value (or its equivalent) as a practical expedient, and are therefore not classified within the fair value hierarchy. They are included in the table above to provide a reconciliation of total investments to the Statements of Net Assets Available for Benefits.

4. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
The following is a reconciliation of employee contributions receivable balances per the financial statements at December 31, 2020 and 2019 to the Form 5500:

	2020	2019
Employee contributions receivable per the financial statements	$1,163,738	$889,418
Employee contributions earned; received in subsequent year	(869,178)	(889,418)
Employee contributions receivable per Form 5500	$294,560	$—
The following is a reconciliation of employee contributions per the financial statements for the year ended December 31, 2020 to the Form 5500:

2020
Employee contributions per the financial statements	$31,914,394
Employee contributions earned; received in subsequent year	20,240
Excess contribution payable	384
Employee contributions per Form 5500	$31,935,018
The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2020 and 2019 to the Form 5500:

	2020	2019
Net assets available for benefits per the financial statements	$472,830,997	$402,510,482
Contributions earned; received in subsequent year	(869,178)	(889,418)
Excess contribution payable	384	—
Net assets available for benefits per Form 5500	$471,962,203	$401,621,064
5. EXEMPT PARTY-IN-INTEREST TRANSACTIONS
The Charles Schwab Trust Company is the trustee of the Plan, and Schwab Retirement Plan Services, Inc. is the administrator of the Plan. All investments managed by both companies qualify as exempt party-in-interest transactions. Total trustee and administrative fees charged by the Charles Schwab Trust Company and Schwab Retirement Plan Services, Inc. to the Company for 2020 were $467,767.
The Company is also a party-in-interest to the Plan under the definition provided in Section 3(14) of ERISA. Therefore, the Company’s common stock transactions qualify as party-in-interest transactions. At December 31, 2020 and 2019, the fair value of the

Williams-Sonoma, Inc. Stock Fund (the sponsoring employer) was $81,901,831 and $69,088,760, respectively, and the Plan recorded dividend income from the Williams-Sonoma, Inc. Stock Fund of $1,620,640 in 2020.
In addition, the Plan issues loans receivable from participants that are secured by the vested balances in the participants’ accounts. These transactions qualify as exempt party-in-interest transactions.
6. NONEXEMPT PARTY-IN-INTEREST TRANSACTIONS
For the 2020 Plan year, the Company remitted several participant contributions totaling $2,131,161 to the trustee later than required by Department of Labor (“DOL”) Regulation 2510.3-102. The Company intends to file Form 5330 with the Internal Revenue Service ("IRS") and pay the excise tax due on the transactions. In addition, participant accounts will be credited with earnings in accordance with DOL guidelines.
7. INCOME TAX STATUS
The IRS issued a determination letter dated September 19, 2017 stating that the Plan, as amended, was qualified and the trust established thereunder was tax-exempt under the applicable sections of the Internal Revenue Code (“the Code”). The Plan is required to operate in conformity with the Code to maintain its qualification. The Plan has been amended since receiving the determination letter. However, the Administrative Committee believes the Plan is operating in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust was tax-exempt as of December 31, 2020. Therefore, a provision for income taxes has not been included in the Plan’s financial statements.

The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

WILLIAMS-SONOMA, INC. 401(K) PLAN
Form 5500, Schedule H, Part IV, Line 4a
Schedule of Delinquent Participant Contributions
For the Year Ended December 31, 2020

	Total that Constitute Nonexempt Prohibited Transactions
Participant Contributions Transferred Late to Plan	Contributions not corrected	Contributions corrected outside VFCP	Contributions pending correction in VFCP	Total fully corrected under VFCP and PTE 2002-51
Check here if late participant loan repayments are included ☒	$—	$2,131,161	$—	$—

See accompanying report of independent registered public accounting firm.

WILLIAMS-SONOMA, INC. 401(K) PLAN
Form 5500, Schedule H, Part IV, Line 4i
Schedule of Assets (Held at End of Year)
As of December 31, 2020

Security Description	Number of Fund Shares/Units	Fair Value[3]
Mutual funds:
Schwab S&P 500 Index Fund[1]	1,051,074	$60,352,678
T Rowe Price Institutional Large Cap Growth Fund	828,622	50,719,994
Dodge & Cox Stock Fund	185,127	35,648,128
Metropolitan West Total Return Bond Fund	1,557,783	17,416,017
Hartford International Opportunities Fund Class R6	818,240	16,896,657
Vanguard Total Bond Mkt Index Inst	1,030,064	11,969,345
Vanguard Extended Market Index Inst	72,896	9,093,167
Total mutual funds		202,095,986
Williams-Sonoma, Inc. Stock Fund[1]	202,928	81,901,831
Collective common trust funds:
Schwab Managed Retirement Trust Fund 2040[1]	564,063	26,358,669
Schwab Managed Retirement Trust Fund 2030[1]	512,339	22,030,586
Schwab Managed Retirement Trust Fund 2050[1]	583,682	14,965,624
Schwab Managed Retirement Trust Fund 2045[1]	585,377	14,271,494
Schwab Managed Retirement Trust Fund 2035[1]	531,171	12,918,084
Schwab Managed Retirement Trust Fund 2025[1]	433,771	9,725,157
Schwab Managed Retirement Trust Fund 2020[1]	205,062	7,456,063
Schwab Managed Retirement Trust Fund 2055[1]	265,046	6,578,447
Schwab Managed Retirement Trust Fund 2060[1]	195,210	3,617,255
Schwab Managed Retirement Trust Income Fund[1]	160,145	3,560,037
Schwab Managed Retirement Trust Fund 2015[1]	100,754	2,023,148
Total Schwab Managed Retirement Trust Funds		123,504,564
Wells Fargo Synthetic Stable	205,146	21,236,751
Rothschild U.S. SM Mid Cap Core Fund	709,732	17,154,239
State Street Global All Cap Equity US Index NL K Fund	587,737	8,330,587
Total collective common trust funds		46,721,577
Self-directed brokerage account:
Schwab Personal Choice Retirement Account	Various	6,796,922
Total investments at fair value		$461,020,880
Loans receivable from participants (at interest rates of 4.25% to 9.00%)[1], [2]		$5,965,040

1     Represents an exempt party-in-interest transaction.
2     Includes loans receivable with original maturities of up to 15 years through 2035. See Note 1 to financial statements.
3     Cost information is not required for participant-directed investments and therefore is not included.

EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of Independent Registered Public Accounting Firm

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan’s Administrative Committee has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

WILLIAMS-SONOMA, INC. 401(k) PLAN

By:	/s/ Chris McBride
Chris McBride
Vice President, Total Rewards
Dated: June 28, 2021